Exhibit 3.1

FIRST AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
S&W SEED COMPANY

The undersigned, being the Secretary of S&W Seed Company, a Nevada corporation (the "Corporation"), hereby certifies that the Corporation's Amended and Restated Bylaws, as adopted May 21, 2013 (the "Bylaws"), were amended by a resolution of the Corporation's Board of Directors, adopted on May 17, 2014, as follows:

1. Paragraph (b) to Section 2.9 of the Bylaws is amended and restated in its entirety to read:

(b) When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law, the Articles of Incorporation of these Bylaws a different vote is required in which case such express provision shall govern and control the decision of such question. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Stockholders are not permitted to cumulate votes in the election of directors unless required by law and then only in accordance with the required procedures applicable thereto.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 17th day of May, 2014.

/s/ Matthew K. Szot
Matthew K. Szot, Secretary